news release

Zi Corporation Announces Decuma Integration with MediaTek and License with Konka

Decuma Chinese Pre-Integrated in MediaTek Platform for Chinese Domestic Market

BEIJING, China, April 25, 2007 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced a strategic partnership with MediaTek, Inc., a global leader in consumer and communications integrated circuit (IC) solutions, to embed Decuma® handwriting recognition technology in MediaTek's platform marketed to handset manufacturers globally. Decuma is now pre-integrated, quality tested, and available for license to MediaTek platform customers.

MediaTek, a global supplier of wireless communication chipsets and a leading supplier in the greater China market, will offer Decuma Chinese Simplified and Traditional, as well as Decuma Alphabetic to its customers around the world.

Decuma Chinese v 4.1 product performance is designed for entry-level handsets specifically with regards to speed, recognition rate, and memory size. Several key customers are already evaluating the solution and a major PRC OEM, Shenzhen Konka Telecommunications Technology Co., Ltd, has been the first to license the technology as integrated.

Mr. Lei Zhou, General Manager of Konka, said, "Our experience working with Zi has always been very positive and we welcome this opportunity to license another Zi solution. The pre-integration with MediaTek will allow us to complete the implementation quickly and easily for a faster time to market of all our new handsets."

"We are pleased to bring advanced usability in handwriting, powered by Zi’s market-leading predictive text capabilities, to enable MediaTek’s expansion into touch-screen platforms, " said Milos Djokovic, President and CEO of Zi Corporation. "MediaTek is one of the most important wireless platforms in Asia and extending our partnership with them to include Decuma will open the door to additional revenue opportunities."

This is MediaTek’s second product pre-integration with Zi. MediaTek, which serves as a cooperative partner with mainland China’s largest cell phone brands, had integrated the Zi eZiText® engine in April 2004, which generated dozens of licenses and customer projects in various countries covering more than 30 languages.

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About Konka

Konka Group Co., Ltd (www.konka.com) was established in 1980 and is China' s first Sino-foreign joint consumer electronics enterprise, manufacturing and distributing its own brand of prime quality products. The Konka Group's major product lines are Color TV sets and mobile phones. Refrigerators, washing machines, air conditioners, component, packaging material also form part of the Group' s product lines. In August 1991, Konka was restructured into a Sino-foreign public share-hold company and on March 1992, the company' s A-share and B-share were listed on the Shenzhen Stock Exchange. It has five major manufacturing plants in the North-East, North-West, South, East and South-West of China, and has established production bases in India, Indonesia, Mexico and recently in Turkey. Konka is one of four members of the China National High-Definition Digital TV Standardization Specialist Committee, and is also a member of the American Digital TV Alliance.

About MediaTek

MediaTek Inc. (http://www.mtk.com.tw/) is one of the world’s top ten fabless semiconductor companies for wireless communications and digital media solutions. The company is a market leader which pioneers in the technology of leading-edge SOC system solutions for wireless communications, high-definition digital TV, optical storage, and high-definition DVD products. Founded in 1997 and listed on the Taiwan Stock Exchange under the code "2454," MediaTek is headquartered in Taiwan and has sales and research subsidiaries in China, India, Korea and Singapore. It has achieved annual revenue of more than US$1.6 billion and net profit of US$700 million, with a market cap of over US$11 billion in 2006.

About Zi Corporation

Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiType™ for keyboard prediction with auto-correction; eZiText® for one-touch predictive text entry; Decuma for predictive pen-input handwriting recognition; and Qix™ search and service discovery engine to enhance the user experience and drive service usage and adoption. The Zi product portfolio dramatically improves the usability of mobile phones, PDAs, gaming consoles and television set-top boxes and the applications on them including SMS, MMS, e-mail and Web browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on Nasdaq (ZICA) and the Toronto Stock Exchange (ZIC).

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

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Zi, eZiType, eZiText, joyZtick, Decuma and Qix are either trademarks or registered trademarks of the Zi Group of Companies. All other trademarks are the property of their respective owners.

For more information:

For Zi Corporation:

BCS PR
Brian Dolby / Emma Tagg
brian@bcspr.com.uk / emma@bcspr.com.uk
+44 (0) 115 948 6901

Allen & Caron Inc.
Jill Bertotti (investors)
Jill@allencaron.com
+1 (949) 474 4300

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